Filed Pursuant to Rule 433

Registration Statement No. 333-180273

The Export-Import Bank of Korea

US$300,000,000 3.75% Notes due 2016 (the “Notes”)

Final Term Sheet

August 28, 2013

Issuer	The Export-Import Bank of Korea

Issue currency	U.S. Dollar ($)

Issue size	US$300,000,000

Maturity Date	October 20, 2016

Format	The Notes shall constitute a further issuance of, and be fungible with and be consolidated and form a single series with, our US$700,000,000 3.75% Notes due 2016, which were issued on April 20, 2011

Settlement date	On or about September 3. 2013, which will be the third business day following the date of this final term sheet

Interest Rate	3.75% per annum (first interest payment will be made on October 20, 2013 and thereafter payable semi-annually)

Day count	30/360 (interest on the Notes will accrue from April 20, 2013)

Interest Payment Dates	April 20 and October 20 of each year, commencing on October 20, 2013. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

Public Offering Price	105.767% In addition to the initial public offering price, you will have to pay for accrued interest from and including April 20, 2013 to but excluding September 3, 2013.

Gross Proceeds	US$317,301,000

Underwriting Discounts	0.100%

Net Proceeds (after deducting underwriting discounts but not estimated expenses)	US$317,001,000

Denominations	US$200k/1k

CUSIP	302154 AY5

ISIN	US302154AY53

Listing	We have applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes

Governing Law	New York

Sole Bookrunners	The Hongkong and Shanghai Banking Corporation Limited

Fiscal Agent	The Bank of New York Mellon

This Final Term Sheet should be read in conjunction with the prospectus dated July 11, 2013, as supplemented by the preliminary prospectus supplement dated August 28, 2013 (the “Prospectus Supplement”), relating to the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the Website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

The most recent prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/873463/000119312513349012/d588758d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.